                                                                     PLEASE REPLY TO CLEARWATER

FILE NO. 48288.113726

August 1, 2007

VIA FACSIMILE and U.S. MAIL

Gregory S. Belliston, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:

DNAPrint Genomics, Inc.

Amendment No. 3 to Form SB-2

File No. 333-141991

Dear Mr. Belliston:

Attached for your review and consideration is Amendment No. 3 to Form SB-2 on behalf of DNAPrint Genomics, Inc. ("DNAPrint").  As a follow up to our recent telephone conversations, please be advised that the registrant has elected to register 82,500,000 shares of its common stock.

It is my understanding that the maximum number of shares that may be registered pursuant to this registration statement may not exceed 30 percent of the public float, after considering the number of shares registered pursuant to Registration Statement No. 333-137323 effective February 12, 2007 relating to the registration of up to 105,281,228 common shares of DNAPrint.

The computation set forth below, which was supplied to me by representatives of the company, supports the mathematical computation that the registration of 82,500,000 shares satisfies the Staff's 30 percent public float test.

                                                                     PLEASE REPLY TO CLEARWATER

Date	Registration #	# of Shares Registered

2/12/2007	333-137323	105,281,228
8/31/2007	333-141991	82,500,000
Total registered shares		187,781,228

# of shares o/s		636,170,147
Affiliates		(6,823,129)
Public float		629,347,018

30%		188,804,105
Under 30%		(1,022,877)

Accordingly, I respectfully submit that the subject offering complies with the Staff's position on Rule 415 of the Securities Act of 1933, as amended which is the rule utilized by issuers to subsequently register for resale shares issued pursuant to a live transaction.  Accordingly, I respectfully submit that this is a valid secondary offering under Rule 415, as currently interpreted by the Staff.

The subject registration statement also contains other conforming changes.

It was my understanding that this was the only remaining comment set forth in your comment letter dated July 10, 2007.  Accordingly, I am respectfully requesting that you contact me by telephone as soon as possible if the Staff is willing to entertain a request for acceleration.

I would appreciate notification from the Staff as soon as possible inasmuch as the registrant would like the acceleration request to be processed prior to August 12, 2007.

Thank you for your attention and consideration.

Very truly yours,
Michael T. Cronin

cc:

Richard Gabriel

Karen Surplus